SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Dell Technologies Inc.

(Name of Issuer)

Class C Common Stock, par value $0.01 per share

(Title of Class of Securities)

24703L 202

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24703L 202

1	NAMES OF REPORTING PERSONS Michael S. Dell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 356,433,537 shares of Class C Common Stock (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 356,433,537 shares of Class C Common Stock (1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,433,537 shares of Class C Common Stock (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.7% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Reflects (a) 350,834,081 shares of Class A common stock of the Issuer (the “Class A Common Stock”) and (b) 5,599,456 shares of Class C common stock of the Issuer (the “Class C Common Stock”) held of record by the reporting person. Each share of Class A Common Stock is convertible into an equal number of shares of Class C Common Stock at any time. Assumes the conversion of the Class A Common Stock referred to above into shares of Class C Common Stock.

(2)

Based on 266,802,597.758 shares of Class C Common Stock issued and outstanding as of January 29, 2021, as provided by the Issuer. Assumes the conversion of the Class A Common Stock referred to in footnote 1 into shares of Class C Common Stock.

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Item 1(a).	Name of Issuer:

The name of the issuer is Dell Technologies Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at One Dell Way, Round Rock, Texas 78682.

Item 2(a).	Name of Person Filing:

This Amendment No. 2 to Schedule 13G is being filed by Michael S. Dell (the “Reporting Person”).

The shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of the Issuer and the shares of Class C common stock, par value $0.01 per share (the “Class C Common Stock”), of the Issuer reflected in Item 4 exclude in each case 32,890,896 shares of Class A Common Stock beneficially owned by Susan Lieberman Dell Separate Property Trust and Susan L. Dell, which the Reporting Person may be deemed to beneficially own.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Person is One Dell Way, Round Rock, Texas 78682.

Item 2(c).	Citizenship:

The Reporting Person is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Class C Common Stock, par value $0.01 per share

Item 2(e).	CUSIP No.:

24703L 202

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned (1):

356,433,537

(b)	Percent of class (2):

57.7%

(1)

Reflects (a) 350,834,081 shares of Class A Common Stock and (b) 5,599,456 shares of Class C Common Stock held of record by the Reporting Person. Under the Fifth Amended and Restated Certificate of Incorporation of the Issuer, at any time and from time to time, any holder of Class A Common Stock has the right to convert all or any of the shares of Class A Common Stock held by such holder into shares of Class C Common Stock on a one-to-one basis. Assumes the conversion of the Class A Common Stock referred to above into shares of Class C Common Stock.

(2)

Reflects (a) 350,834,081 shares of Class A Common Stock and (b) 5,599,456 shares of Class C Common Stock held of record by the Reporting Person. The percentage of class shown is based on 266,802,597.758 shares of Class C Common Stock issued and outstanding as of January 29, 2021, as provided by the Issuer, and assumes the conversion of the Class A Common Stock referred to above into shares of Class C Common Stock.

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(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote (1):

356,433,537

(ii)	Shared power to vote or to direct the vote:

-0-

(iii)	Sole power to dispose or to direct the disposition of (1):

356,433,537

(iv)	Shared power to dispose or to direct the disposition of:

-0-

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

(1)

Reflects (a) 350,834,081 shares of Class A Common Stock and (b) 5,599,456 shares of Class C Common Stock held of record by the Reporting Person. Assumes the conversion of the Class A Common Stock referred to above into shares of Class C Common Stock.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13G is true, complete and correct.

Dated: February 12, 2021

Michael S. Dell
By:	/s/ Robert Potts
Name:	Robert Potts
Title:	Attorney-in-Fact

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